                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1/A
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)
                                (FINAL AMENDMENT)
                                       AND
                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 1)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       HOST MARRIOTT SERVICES CORPORATION
                            (Name of Subject Company)

                                AUTOGRILL S.P.A.
                            AUTOGRILL ACQUISITION CO.
                                    (Bidders)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)
                                   440914 10 9
                      (CUSIP Number of Class of Securities)

           PAOLO PROTA GIURLEO                                             Copies to:
         CHIEF EXECUTIVE OFFICER                                   MICHAEL S. IMMORDINO, ESQ.
            AUTOGRILL S.p.A.                                           ROGERS & WELLS LLP
             VIA CALDERA 21                                     CITY TOWER, 40 BASINGHALL STREET
           20153 MILAN, ITALY                                           LONDON EC2V 5DE
               39-02-48261                                               UNITED KINGDOM
 (Name, Address and Telephone Number of                                 44-171-628-0101
Person Authorized to Receive Notices and
  Communications on Behalf of Bidders)

                            CALCULATION OF FILING FEE

Transaction Value *: $529,572,125                Amount of Filing Fee: $105,945

* For purposes of calculating the fee only. This amount assumes the purchase of 33,623,627 shares of common stock, no par value per share (the "Common Stock") together with the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") of Host Marriott Services Corporation at a price per Share of $15.75 in cash. The number of Shares outstanding as of August 26, 1999 is 33,623,627. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities and Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the Bidders.
[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid: $105,745    Filing Party: Autogrill Acquisition Co.

     Form or Registration No.: Schedule 14D-1          Date Filed: July 30, 1999

                         (Continued on following pages)
                               (Page 1 of 6 pages)

6-------------------------                             -------------------------
CUSIP No.  440914 10 9        14D-1/A AND 13D/A                  Page 2

-------------------------                              -------------------------
=========== ====================================================================
    1.      Name of Reporting Persons
            S.S. or I.R.S. Identification Nos. of Above Persons

                                       AUTOGRILL ACQUISITION CO.
=========== ====================================================================
    2.      Check the Appropriate Box if a Member of a Group
                                                                          (a)[ ]
                     (b)[ ]
=========== ====================================================================
    3.      SEC Use Only
=========== ====================================================================
    4.      Sources of Funds

                                        AF
=========== ====================================================================
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                     [ ]
=========== ====================================================================
    6.      Citizenship or Place of Organization

                                       DELAWARE
=========== ====================================================================
    7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                     30,695,374
=========== ====================================================================
    8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                     [ ]
=========== ====================================================================
    9.      Percent of Class Represented by Amount in Row 7

                                                        91.3%
=========== ====================================================================
   10.      Type of Reporting Person

                                       CO
=========== ====================================================================

---------------------------------                      -------------------------
CUSIP No.  440914 10 9             14D-1/A AND 13D/A              Page 3
          ------------
---------------------------------                      -------------------------
=========== ====================================================================
    1.      Name of Reporting Persons
            S.S. or I.R.S. Identification Nos. of Above Persons

                                       AUTOGRILL S.P.A.
=========== ====================================================================
    2.      Check the Appropriate Box if a Member of a Group
                                                                          (a)[ ]
                     (b)[ ]
=========== ====================================================================
    3.      SEC Use Only
=========== ====================================================================
    4.      Sources of Funds

                                       BK
=========== ====================================================================
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                     [ ]
=========== ====================================================================
    6.      Citizenship or Place of Organization

                                       ITALY
=========== ====================================================================
    7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                                       30,695,374
=========== ====================================================================
    8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                     [ ]
=========== ====================================================================
    9.      Percent of Class Represented by Amount in Row 7

                                                        91.3%
=========== ====================================================================
   10.      Type of Reporting Person

                                       CO
=========== ====================================================================

        AMENDMENT NO. 3 TO SCHEDULE 14D-1/AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 3 constitutes (i) the final Amendment to the Tender Offer Statement on Schedule 14D-1 filed with the Commission on July 30, 1999, as amended by Amendment No. 1 filed with the Commission on August 10, 1999 and Amendment No. 2 filed with the Commission on August 27, 1999 (collectively, as amended, the "Schedule 14D-1"), by Autogrill S.p.A., an Italian corporation ("Parent"), and Autogrill Acquisition Co. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Parent, relating to the tender offer of Purchaser to purchase all of the outstanding shares of common stock, no par value per share (the "Common Stock"), including the associated Series A junior preferred stock purchase rights (the "Rights"; the Common Stock and the Rights are collectively hereafter referred to as the "Shares"), issued pursuant to the Rights Agreement, dated as of December 22, 1995 by and between Host Marriott Services Corporation, a Delaware corporation (the "Company") and First Chicago Trust Company of New York, as Rights Agent, of the Company, at a purchase price of $15.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 30, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"); and (ii) an amendment to the initial statement on Schedule 13D filed with the Commission on August 27, 1999 by the Purchaser and Parent (as amended, the "Schedule 13D," and together with the Schedule 14D-1, the "Schedules"). The information set forth in this Schedule 14D-1 shall be deemed to be incorporated by reference into the Schedule 13D. Unless the context otherwise requires, capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

         The Schedule 14D-1 is hereby supplemented and/or amended as provided below:

ITEM 6.  INTEREST IN SECURITIES OF SUBJECT COMPANY

         (a)-(b) Pursuant to the Offer, which expired at Midnight, New York City time, on Thursday, August 26, 1999, the Purchaser purchased a total of 30,484,407 Shares on August 27, 1999 (or approximately 90.7% of the outstanding Shares) and an additional total of 210,967 Shares on September 1, 1999 (or approximately an additional 0.6% of the outstanding Shares).

         In accordance with the terms of the Merger Agreement, after the Purchaser purchased the total of 30,695,374 Shares, the Purchaser merged with and into the Company on September 1, 1999, pursuant to the "short-form" merger procedure permitted under Delaware law. Upon consummation of the Merger, the Company, as the Surviving Corporation in the Merger, became a wholly-owned subsidiary of Autogrill Overseas S.A., a wholly-owned subsidiary of Autogrill S.p.A., and the separate corporate existence of Autogrill Acquisition Co. ceased.

         SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 1, 1999

                                           AUTOGRILL S.P.A.


                                           By: /s/ Michael S. Immordino
                                               --------------------------
                                               Name: Michael S. Immordino
                                               Title: Attorney-In-Fact


                                           AUTOGRILL ACQUISITION CO.


                                           By: /s/ Michael S. Immordino
                                               --------------------------
                                               Name: Michael S. Immordino
                                               Title: Attorney-In-Fact

                                  EXHIBIT INDEX



EXHIBIT NO.                 DESCRIPTION
-----------                 -----------

(a)(1)*  Offer to Purchase, dated July 30, 1999.

(a)(2)*  Letter of Transmittal.

(a)(3)*  Notice of Guaranteed Delivery.

(a)(4)* Form of letter, dated July 30, 1999, to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(5)* Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.

(a)(6)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)*  Form of Summary Advertisement, dated July 30, 1999.

(a)(8)*  Press release issued by the Purchaser on July 26, 1999.

(a)(9)*  Press release issued by Purchaser on August 27, 1999.

(b)(1)* Medium Term Multi-Currency Agreement dated July 29, 1999, between Cariplo-Cassa di Risparmio delle Provincie Lombarde S.p.A. (Branch 65 of Milan) and Autogrill S.p.A. for an aggregate amount of Italian Lit. 800 billion.

(b)(2)* Medium Term Multi-Currency Agreement dated July 29, 1999, between Cariplo-Cassa di Risparmio delle Provincie Lombarde S.p.A. (Branch 65 of Milan) and Autogrill S.p.A. for an aggregate amount of Italian Lit. 400 billion.

(c)(1)* Agreement and Plan of Merger, dated as of July 26, 1999, by and among the Company, the Parent and the Purchaser.


*    Previously filed